                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                               AHL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  001296 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Graeme P. Denison
                           Caledonia Investments plc
                                  Cayzer House
                              1 Thomas More Street
                                 London E1 9AR
                                44-0171-481-4343
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 4, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D
----------------------------------------
  CUSIP NO.    001296 10 2
----------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Caledonia Investments (Bermuda) Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [__]                  (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------------------

     NUMBER OF         SOLE VOTING POWER
                  7    -0-
      SHARES

   BENEFICIALLY        SHARED VOTING POWER
                  8    1,102,000
     OWNED BY

      EACH             SOLE DISPOSITIVE POWER
                  9    -0-
    REPORTING

     PERSON

      WITH             SHARED DISPOSITIVE POWER
                 10    1,102,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                           [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 14 Pages

                                  SCHEDULE 13D
----------------------------------------
  CUSIP NO.    001296 10 2
----------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Caledonia Industrial & Services Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [__]                  (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
-----------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------

     NUMBER OF         SOLE VOTING POWER
                  7    -0-
      SHARES

   BENEFICIALLY        SHARED VOTING POWER
                  8    1,102,000
     OWNED BY

      EACH             SOLE DISPOSITIVE POWER
                  9    -0-
    REPORTING

     PERSON

      WITH             SHARED DISPOSITIVE POWER
                 10    1,102,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                           [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 14 Pages

                                  SCHEDULE 13D
----------------------------------------
  CUSIP NO.    001296 10 2
----------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Caledonia Investments plc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [__]                  (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
-----------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------

     NUMBER OF         SOLE VOTING POWER
                  7    -0-
      SHARES

   BENEFICIALLY        SHARED VOTING POWER
                  8    1,102,000
     OWNED BY

      EACH             SOLE DISPOSITIVE POWER
                  9    -0-
    REPORTING

     PERSON

      WITH             SHARED DISPOSITIVE POWER
                 10    1,102,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                           [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 14 Pages

                                  SCHEDULE 13D
----------------------------------------
  CUSIP NO.    001296 10 2
----------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     The Cayzer Trust Company Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [__]                  (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
-----------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------

     NUMBER OF         SOLE VOTING POWER
                  7    -0-
      SHARES

   BENEFICIALLY        SHARED VOTING POWER
                  8    1,102,000
     OWNED BY

      EACH             SOLE DISPOSITIVE POWER
                  9    -0-
    REPORTING

     PERSON

      WITH             SHARED DISPOSITIVE POWER
                 10    1,102,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                           [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 14 Pages

                                  SCHEDULE 13D
----------------------------------------
  CUSIP NO.    001296 10 2
----------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Sterling Industries PLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [__]                  (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
-----------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     England
--------------------------------------------------------------------------------

     NUMBER OF         SOLE VOTING POWER
                  7    -0-
      SHARES

   BENEFICIALLY        SHARED VOTING POWER
                  8    1,102,000
     OWNED BY

      EACH             SOLE DISPOSITIVE POWER
                  9    -0-
    REPORTING

     PERSON

      WITH             SHARED DISPOSITIVE POWER
                 10    1,102,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,102,000
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                           [__]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 14 Pages

                                  SCHEDULE 13D

                                   UNDER THE

                        SECURITIES EXCHANGE ACT OF 1934


                                  INTRODUCTION


     On May 1, 1997, Caledonia Investments (Bermuda) Limited ("Cal Bermuda") and certain affiliated entities filed a statement on Schedule 13D (the "Statement") in connection with an investment by Cal Bermuda in the common stock of AHL Services, Inc. (the "Issuer"). Subsequently, Cal Bermuda acquired in an open market transaction an additional 2,000 shares of the common stock of the Issuer. On November 4, 1997, Cal Bermuda purchased from the Issuer 250,000 shares of the Issuer's Common Stock ($.01 par value). Accordingly, Cal Bermuda and the other "Reporting Persons" (as defined below) hereby amend, restate and supplement the Statement previously filed by the Reporting Persons with respect to the Issuer.


ITEM 1.   SECURITY AND ISSUER.

     This Amendment to the Statement relates to the Common Stock ($.01 par value) ("Common Stock") of AHL Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.


ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

     (a) This Amendment to the Statement is filed by (i) Caledonia Investments (Bermuda) Limited ("Cal Bermuda") as the direct beneficial owner of the Stock;
(ii) Caledonia Industrial & Services Limited ("CIS"), as the holder of all of the outstanding capital stocks of Cal Bermuda; by virtue of its direct holding of all of the outstanding stock of CIS and its consequent indirect holding of all the outstanding stock of Cal Bermuda, by Caledonia Investments plc ("Caledonia"); by virtue of their respective direct holdings of the securities of Caledonia and their consequent indirect holdings of the stock of CIS and Cal Bermuda, by The Cayzer Trust Company Ltd. ("Cayzer Trust") and Sterling Industries PLC ("Sterling") (collectively, the "Reporting Persons").

     Cal Bermuda is the registered and direct beneficial holder of approximately 8.13% of the outstanding common stock of the Issuer. CIS is the holder of all of the outstanding stock of Cal Bermuda. Caledonia is the holder of all of the outstanding common stock of CIS. Cayzer Trust holds 27.2% of the outstanding common stock of Caledonia and 45.4% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. CIS, in turn, holds 27.2% of the outstanding common stock of Sterling. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, CIS and Cal Bermuda. Cayzer Trust and Sterling disclaim beneficial ownership of Cal Bermuda, Caledonia or CIS.

     (b) The principal business address of Cal Bermuda is Cedar House, 42 Cedar Avenue, Hamilton HM12, Bermuda. The principal business address of each other Reporting Person (other than Sterling) is Cayzer House, 1 Thomas More Street, London, England E1 9AR. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

     Cal Bermuda is an investment holding company.

     CIS is an investment holding company.

                               Page 7 of 14 Pages

     Caledonia is a diversified trading and investment company.

     Cayzer Trust is an investment holding company.

     Sterling is an engineering company.

     (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and incorporated herein by reference.

     (d) During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any of the Additional Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither any Reporting Person nor to any Reporting Persons' knowledge, any of the Additional Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or laws or finding any violation with respect to such laws.

     (f) Each Reporting Person (other than Cal Bermuda) is a corporation organized under the laws of England. Cal Bermuda is a corporation organized under the laws of Bermuda. Each of the Additional Persons is a citizen of Great Britain, except for T. Amissah-Furbert and A. S. Morris who are citizens of Ghana and Bermuda, respectively.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     850,000 shares of the Common Stock were acquired by Cal Bermuda directly from the Issuer on April 2, 1997 upon delivery of shares in the initial public offering of the Issuer utilizing existing cash resources of Cal Bermuda, 2,000 shares were acquired in the market by Cal Bermuda on October 13, 1997 and 250,000 shares were acquired in a public offering by the Company completed on November 4, 1997


ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Common Stock by Cal Bermuda is to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Cal Bermuda is the direct beneficial owner of the following shares of Common Stock:

                                   1,102,000

     This holding represents 8.13% of the total of 13,553,430, the amount currently outstanding according to the Registration Statement of the Issuer on Form S-1 filed under Number 333-37327. By virtue of the relationships described in Item 2, the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Cal Bermuda. Cayzer Trust and Sterling disclaim all such beneficial ownership.

     (b) Cal Bermuda has the direct power to vote and direct the disposition of the shares of Common Stock owned by it.

                               Page 8 of 14 Pages

     (c) There have been no transactions in shares of Common Stock by any Reporting Person other than as disclosed under Item 3 above.

     (d) Cal Bermuda has the right to receive and the power to direct receipt of dividends from the sale of, shares of Common Stock held by it.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                               Page 9 of 14 Pages

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 7, 1997                    CALEDONIA INVESTMENTS (BERMUDA) LIMITED

                                     /s/ SIR DAVID KINLOCH
                              By: _____________________________________________

                              Name:  SIR DAVID KINLOCH
                              Title: DIRECTOR


November 7, 1997                    CALEDONIA INDUSTRIAL & SERVICES LIMITED

                                     /s/ P. N. BUCKLEY
                              By: _____________________________________________

                              Name:  P. N. BUCKLEY
                              Title: DIRECTOR


November 7, 1997                    CALEDONIA INVESTMENTS PLC

                                     /s/ P. N. BUCKLEY
                              By: _____________________________________________

                              Name:  P. N. BUCKLEY
                              Title: DIRECTOR


November 7, 1997                    THE CAYZER TRUST COMPANY LIMITED

                                     /s/ J. I. MEHRTENS
                              By: _____________________________________________

                              Name:  J. I. MEHRTENS
                              Title: DIRECTOR


November 7, 1997                    STERLING INDUSTRIES PLC

                                     /s/ P. N. BUCKLEY
                              By: _____________________________________________

                              Name:  P. N. BUCKLEY
                              Title: DIRECTOR

                              Page 10 of 14 Pages

                                   SCHEDULE A
                                TO SCHEDULE 13D



(i)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS (BERMUDA) LIMITED

     (a)  NAME           (b)  RESIDENCE           (c)  PRINCIPAL        (d)     CITIZENSHIP
                                                       OCCUPATION
P. Bubenzer          Cedar House             Lawyer                     British
                     41 Cedar Avenue
                     Hamilton HM 12
                     Bermuda

M.J. Spurling        2217 Jardine House      Lawyer                     British
                     1 Connaught Place
                     Central
                     Hong Kong

Sir David Kinloch    29 Walpole Street       Deputy Chief Executive     British
                     London, SW3 4QS         Caledonia Investments plc
                     England

M. Thornhill         9, Kellett View         Lawyer                     British
                     65-69 Mt. Kellett Road
                     The Peak
                     Hong Kong

J.M. Keyes           Cedar House             Lawyer                     British
                     41 Cedar Avenue
                     Hamilton HM 12
                     Bermuda

T. Amissah-          Cedar House             Lawyer                     Ghanaian
 Furbert             41 Cedar Avenue
                     Hamilton HM 12
                     Bermuda

A.S. Morris          Cedar House             Lawyer                     Bermudan
                     41 Cedar Avenue
                     Hamilton HM 12
                     Bermuda

Mrs. R. Johnson      Cedar House             Company Secretary          British
                     41 Cedar Avenue
                     Hamilton HM 12
                     Bermuda



(ii) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LIMITED

(a)  NAME              (b)  RESIDENCE           (c)  PRINCIPAL        (d)     CITIZENSHIP
                                                     OCCUPATION
P N Buckley          6 Albert Place       Chairman &                  British
                     London, W8 5PD       Chief Executive,
                     England              Caledonia Investments plc

                              Page 11 of 14 Pages

J H Cartwright       Rectory Meadow       Finance Director,           British
                     Hawthorn Place       Caledonia Investments plc
                     Penn,
                     Buckinghamshire
                     HP10 8EH, England

Hon C W Cayzer       Finstock Manor       Executive                   British
                     Finstock             Director,
                     Oxfordshire, OX73DG  Caledonia Investments plc
                     England

G P Denison          16 Highfield Road    Company                     British
                     Hertford             Secretary,
                     Hertfordshire        Caledonia Investments plc
                     SG13 8BH
                     England

Sir David Kinloch                         (see above)

M G Wyatt            Pippin Park          Deputy                      British
                     Lidgate, Newmarket   Chairman,
                     Suffolk, CB8 9PP     Caledonia Investments plc
                     England



(iii)     DIRECTORS AND OFFICERS OF THE CAYZER TRUST COMPANY LIMITED

(a)  NAME               (b)  RESIDENCE              (c)  PRINCIPAL        (d)     CITIZENSHIP
                                                         OCCUPATION
G A Adkin         Marsh Farm Cottage          Retired                     British
                  Mapperton, Beaminster
                  Dorset DT8 3NP, England

P N Buckley                                   (see above)

Lord Cayzer       The Grove                   President                   British
                  Walsham-le-Willows          Caledonia Investments plc
                  Suffolk, England

Hon C W Cayzer                                (see above)

Sir James         Kinpurnie Castle, Newtyle,  Landowner                   British
 Cayzer           Angus, Scotland

The Hon.          Tangley House, Andover      None                        British
Mrs. N. Colvin    Hampshire SP11 OSH,
                  England

J I Mehrtens      51 Oxenden Wood Road,       Company Secretary of        British
                  Chelsfield Park,            The Cayzer Trust
                  Orpington,                  Company Limited
                  Kent BR6 6HP, England

M G Wyatt                                     (see above)

                              Page 12 of 14 Pages

(iv) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC:

(a)  NAME               (b)  RESIDENCE        (c)  PRINCIPAL    (d)   CITIZENSHIP
                                                   OCCUPATION
P N Buckley                                 (see above)

J Burnett-Stuart    Ardmeallie House        Retired             British
                    Huntley,
                    Aberdeenshire,
                    AB54 5RS, Scotland

J H Cartwright                              (see above)

Lord Cayzer                                 (see above)

N K Cayzer          Thriepley House         Chairman,           British
                    Lundie, Dundee          Oriel Group plc
                    Scotland                145-149 Borough
                                            High Street
                                            London,
                                            SE1 1NP
                                            England

Hon C W                                     (see above)
 Cayzer

G P Denison                                 (see above)

Sir David                                   (see above)
 Kinloch

J R H Loudon        Olantigh                Finance Director,   British
                    Wye                     Blue Circle
                    Ashford                 Industries PLC
                    Kent, England TN25 5EW  84 Eccleston
                                            Square
                                            London,
                                            SW1V 1PX
                                            England

M G Wyatt                                   (see above)

                              Page 13 of 14 Pages

(v)  DIRECTORS AND OFFICERS OF STERLING INDUSTRIES PLC:

(a)  NAME               (b)  RESIDENCE              (c)  PRINCIPAL        (d)  CITIZENSHIP
                                                         OCCUPATION
D Blunn           The Barn, Park Farm,         Finance Director of        British
                  Marston Magna, Somerset      Sterling Industries PLC
                  TA22 8AX, England

P N Buckley                                    (see above)

J H Cartwright                                 (see above)

H W Denman        The Penthouse,               Retired                    British
                  Old Avenue,
                  St. Georges Hill, Weybridge
                  Surrey, KT13 0QB, England

D Diggins         Fairgarden, Unity Lane       Chief Executive of         British
                  Misterton, Crewkerne         Sterling Industries PLC
                  Somerset TA18 5NA,
                  England

Sir David                                      (see above)
 Kinloch

M G Wyatt                                      (see above)


                              Page 14 of 14 Pages